UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2012

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

EQT Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the EQT Corporation Employee Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EQT Corporation Employee Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2012 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Pittsburgh, Pennsylvania

June 19, 2013

/s/ Ernst & Young LLP

        EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
Investments, at fair value:
Money market fund	$ 3,170,527	$ 2,300,084
Mutual funds	177,032,351	128,149,309
Common/collective trusts	23,617,045	21,347,717
Employer stock fund	46,461,110	43,208,588
Investments, at fair value	250,281,033	195,005,698

Exchange receivable	125,868	-
Notes receivable from participants	1,864,488	1,268,856

Net assets, reflecting investments at fair value	252,271,389	196,274,554

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(640,487)	(518,679)

Net assets available for benefits	$ 251,630,902	$ 195,755,875

See accompanying notes to the financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,
2012

Additions:
Investment income:
Interest and dividends	$5,429,164
Net depreciation in fair value of investments	18,949,114

Total investment income	24,378,278

Interest on notes receivable from participants	53,304

Contributions:
Employer	12,026,054
Participant	10,574,698
Rollovers	1,146,426

Total contributions	23,747,178

Total additions	48,178,760

Deductions:
Benefits paid to participants	18,072,885
Other	13,368

Total deductions	18,086,253
Transfers from affiliated plan (a)	30,092,507

Net increase in net assets available for benefits	25,782,520

Net assets available for benefits:
At beginning of year	195,755,875

At end of year	$251,630,902

(a)

On December 31, 2012 the net assets available for plan benefits of the EQT Corporation Savings and Protection Plan were transferred to the EQT Corporation Employee Savings Plan in connection with a merger of the plans. See Note 1 for a discussion regarding the merger and certain employment transfers between the plans.

See accompanying notes to the financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan

The following description of the EQT Corporation Employee Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction and employee stock ownership plan features.  The Plan was originally adopted on September 1, 1985, by a predecessor of EQT Corporation and certain subsidiaries (Company or Companies).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan which is responsible for matters other than those that are investment-related.  The BAC has discretionary power and authority to construe, interpret and administer the Plan and may adopt rules and regulations for administering the Plan.  The Benefits Investment Committee is the named fiduciary which is responsible for carrying out the investment-related provisions of the Plan.

During 2011 and 2012, all regular, full-time and certain part-time, non-union employees of the Companies were eligible to participate in the Plan on their first day of employment.

Effective December 31, 2012 at 11:59 p.m. Eastern Standard Time, the EQT Corporation Savings and Protection Plan (the Savings and Protection Plan) was merged into the Plan, with the Plan being the surviving and continuing plan.  Effective at the time of the merger, employees of the Company covered by a collective bargaining agreement (represented participants) that provided for participation in the Savings and Protection Plan were also eligible to participate in the Plan (including employees who participated in the Savings and Protection Plan immediately prior to the merger).

Contributions

All participants may elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible compensation, subject in each case to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions.

All participants who are eligible to make contract contributions under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.  The maximum catch-up contribution amount permitted under the IRC was $5,500 in 2012 and 2011.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

Each pay period participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 of contract contributions, up to 6% of compensation deferred (a maximum matching contribution of 3% of eligible compensation).

Beginning in 2012, the Company added a “true-up” feature to the Plan for all participants employed by the Company on the second regular pay date during December of each Plan year.  The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the year if the participant contributes at least 6% of compensation for the year (regardless of the timing of the deferrals).  If the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution in December.

Non-represented participants also may receive a retirement contribution, which is determined on an annual basis at the discretion of the Company.  During 2011 and 2012, the amount of the retirement contribution was 6% of eligible compensation.  Beginning in 2013, represented participants will receive a retirement contribution if the retirement contribution is provided for under the terms of the applicable collective bargaining agreement.  At the time of the merger of the Savings and Protection Plan with the Plan, the retirement contribution for all represented participants was 6% of eligible compensation which is subject to change through the bargaining process.

Each participant directs the investment of contract and after-tax contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in the applicable lifecycle fund, currently the age-appropriate Fidelity Freedom K share fund, designated by the Benefits Investment Committee based on the participant’s date of birth until the participant makes his or her election.  The Company’s retirement and matching contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated.

A portion of the Plan is also an Employee Stock Ownership Plan (ESOP).  The ESOP feature operates as an account within the Plan that holds shares invested in the EQT Corporation Common Stock Fund.  Participants may elect to receive dividends from the ESOP in cash or by payment to their Plan accounts for reinvestment in EQT Corporation Common Stock.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and Plan earnings, and charged with an allocation of administrative expenses not paid by the Company.  Allocations are based on account balances.  Each participant is entitled to the benefit provided from the participant’s vested account.

Transfers to/from Affiliated Plans

Transfers to/from affiliated plans represent transfers made between the Plan and the Savings and Protection Plan, either due to an employment transfer or the Plan merger.  During 2012, transfers to the Plan due to employment transfers totaled $2,117,251.  Effective December 31, 2012 at 11:59 p.m. Eastern Standard Time, the Savings and Protection Plan was merged into the Plan.  As a result of the merger, on December 31, 2012 net assets of the Savings and Protection Plan in the amount of $23,665,269 were transferred into the Plan.  Participants in the Savings and Protection Plan became participants of the Plan as a result of the merger.  All participant elections effective immediately prior to the merger under the Savings and Protection Plan continue to apply to the former Savings and Protection Plan participants in this Plan until subsequently changed or discontinued.  Also, as a transfer (which is different from a rollover), all accounts under the Savings and Protection Plan carried over to the Plan and retained their same character and treatment.

Vesting

Participants are 100% vested in the value of contract, after-tax, rollover and “catch-up” contributions made to the Plan.

If employment of a participant is terminated by the Company for any reason other than involuntary termination without cause, retirement, death or total and permanent disability, a participant is entitled to receive the vested value of any Company contributions (matching and retirement).

Matching and retirement contributions vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions.  Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the year ended December 31, 2012, forfeited non-vested accounts reduced Company contributions by $359,773.  At December 31, 2012 and 2011, the forfeited credit balance totaled $53,691 and $104,737, respectively.

Upon involuntary termination without cause, retirement, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

The merger of the Savings and Protection Plan into the Plan represented a continuation of the Savings and Protection Plan, and not a termination; therefore, amounts attributable to Company contributions (matching and retirement) transferred from the Savings and Protection Plan to the Plan as a result of the merger are subject to the same vesting rules subsequent to the merger as applied to such amounts under the Savings and Protection Plan immediately prior to the merger.

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or equal periodic payments over the lesser of the life expectancy of the participant and beneficiary or twenty (20) years.  As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

1. Description of Plan (continued)

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance.  Loan terms may not exceed 5 years or, for the purchase of a primary residence, up to 30 years.  The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate remains the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  Upon termination of employment, if the loan is not repaid, it will automatically be treated as a distribution to the participant after 30 days.

As a result of the merger of the Savings and Protection Plan into the Plan, all loans from the Savings and Protection Plan were transferred to the Plan and remained payable according to their original terms and conditions.

Administrative Expenses

Administrative expenses associated with the Plan may be paid out of Plan assets.  The expenses paid out of Plan assets are included in the Other line item in the accompanying statement of changes in net assets available for benefits.  Investment management fees are paid by Plan participants based on participation in the various funds.  In 2012, the funds’ operating expense ratios ranged from 0.05% to 1.07% based on the funds’ most recent prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.35%.  Fund operating expenses are deducted from fund investment returns.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

Investment contracts held by a defined contribution plan are required to be reported at fair value.  Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at a measurement date.  However, if an investment contract is a fully benefit-responsive investment contract, the contract is also required to be reported at contract value because contract value is the amount a participant would receive if he or she initiated a permitted transaction under the terms of the Plan.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

2. Summary of Significant Accounting Policies (continued)

The Plan invests in the Fidelity Managed Income Portfolio II (the Managed Income Portfolio), a fully benefit-responsive investment contract, through a common/collective trust.  The statements of net assets available for benefits in this Annual Report present the fair value of the Managed Income Portfolio in the Common/collective trusts line item and its adjustment from fair value to contract value due to its nature as a fully benefit-responsive investment contract.  The fair value of the Plan’s interest in the Managed Income Portfolio is based on information reported by the issuer of the common/collective trust at year-end in accordance with fair value requirements.  The contract value of the Managed Income Portfolio is based on contributions to the Managed Income Portfolio, plus earnings, and less participant withdrawals and administrative expenses.

The Plan’s other investments are reported at fair value in the statements of net assets available for benefits.  See Note 4 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of EQT Corporation common stock (Company common stock).  The Plan held 787,695 and 788,595 shares of Company common stock as of December 31, 2012 and 2011, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when incurred.  No allowance for credit losses has been recorded as of December 31, 2012 and 2011.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan, the note receivable balance is reduced and a benefit payment is recorded.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-4).  ASU 2011-04 amended Accounting Standards Codification 820, Fair Value Measurement (ASC 820), to converge the fair value measurement guidance in US GAAP and International Financial Reporting Standards.  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  Adoption of ASU 2011-04 did not have an effect on the Plan’s statements of net assets available for benefits or its statement of changes in net assets available for benefits.

In December 2011, the FASB issued a standard update intended to enhance disclosures by requiring additional information about financial instruments and derivative instruments that are either offset in the statement of financial position or subject to an enforceable master netting arrangement or similar agreement.  The update is to be applied prospectively and is effective for annual reporting periods beginning on or after January 1, 2013.  The Plan is currently evaluating the impact this standard will have on its financial statement disclosures.

3. Investments

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	As of December 31,

	2012		2011
Employer stock fund	$46,461,110		$43,208,588
Fidelity Managed Income Portfolio II	23,617,045		21,347,717
MFS Massachusetts Investor Growth	17,155,975		-	*
PIMCO Total Return Institutional Fund	14,030,227		9,622,845	*
Oppenheimer Developing Markets Fund	13,418,050		10,259,048
AF Growth Fund of America R6	-	*	13,298,017

  * Investment does not represent 5% or more for the respective period.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

3. Investments (continued)

The Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Changes in Fair Value

for the Year Ended

December 31, 2012

Investments at fair value as determined by quoted market prices:
Mutual funds	$15,746,072
Employer stock fund	3,203,042

$18,949,114

4. Fair Value Measurements

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, Company common stock and common/collective trusts.  The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•                      quoted prices for similar assets or liabilities in active markets;

•                      quoted prices for identical or similar assets or liabilities in inactive markets;

•                      inputs other than quoted prices that are observable for the asset or liability; and

•                      inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

4. Fair Value Measurements (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Company common stock: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted market prices in an exchange and active market that represents the NAV of shares held by the Plan at year-end.

Common/collective trusts: Calculated by the issuer utilizing either quoted market prices, most recent bid prices in the principal market in which the securities are normally traded, pricing services or dealer quotes.  The fair value of the underlying wrapper contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rates and the duration of the underlying portfolio securities.  The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

4. Fair Value Measurements (continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Money market fund	$3,170,527	-	-	$3,170,527
Mutual funds:
Blended investment funds	76,800,576	-	-	76,800,576
Large cap investment funds	43,233,569	-	-	43,233,569
International investment funds	23,113,256	-	-	23,113,256
Income investment funds	17,953,506	-	-	17,953,506
Mid cap investment funds	8,527,113	-	-	8,527,113
Small cap investment funds	7,404,331	-	-	7,404,331
Employer stock fund	46,461,110	-	-	46,461,110
Common/collective trust	-	$23,617,045	-	23,617,045

Total investment assets at fair value	$226,663,988	$23,617,045	-	$250,281,033

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Money market fund	$2,300,084	-	-	$2,300,084
Mutual funds:
Blended investment funds	52,795,882	-	-	52,795,882
Large cap investment funds	32,765,975	-	-	32,765,975
International investment funds	17,455,715	-	-	17,455,715
Income investment funds	12,417,795	-	-	12,417,795
Mid cap investment funds	6,438,490	-	-	6,438,490
Small cap investment funds	6,275,452	-	-	6,275,452
Employer stock fund	43,208,588	-	-	43,208,588
Common/collective trust	-	$21,347,717	-	21,347,717

Total investment assets at fair value	$173,657,981	$21,347,717	-	$195,005,698

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan or to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, the interests of all affected participants will become fully vested.

6. Risks and Uncertainties

The Plan invests in various investment securities, including shares of Company common stock, that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances under the Plan and the amounts reported in the statements of net assets available for benefits.

7. Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund, mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity).  Fidelity is trustee of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA.  Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as party-in-interest transactions due to the relationships between the participants, on the one hand, and the Company and the Plan on the other hand.

8. Income Tax Status

The Plan received a determination letter from the IRS dated October 31, 2011, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation.  Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, the Plan remains qualified and tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2009.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

9. Proposed Sale of Properties

On December 19, 2012, EQT Corporation and its direct wholly-owned subsidiary, Distribution Holdco, LLC (Holdco), executed a definitive agreement with PNG Companies LLC (PNG Companies), the parent company of Peoples Natural Gas Company LLC (Peoples), pursuant to which EQT Corporation and Holdco will transfer 100% of their ownership interests of Equitable Gas Company, LLC (Equitable Gas) and Equitable Homeworks, LLC (Homeworks) to PNG Companies in exchange for cash and other assets of, and new commercial arrangements with, PNG Companies and its affiliates.  Homeworks and Equitable Gas are direct wholly-owned subsidiaries of Holdco.  Peoples is a portfolio company of SteelRiver Infrastructure Fund North America LP.  The transaction is subject to approval by a number of federal and state regulatory agencies.

Promptly following and effective as of the closing of the transaction, EQT Corporation will cause any unvested account balances related to Company contributions (retirement and matching) to be fully vested under the Plan for any participants who are employees of Equitable Gas or Homeworks as of the effective time of the transaction.

10. Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits reported in the financial statements to the amounts reported on the Form 5500:

	As of
	December 31,
	2012	2011
Net assets available for benefits as reported in the Plan’s financial statements	$251,630,902	$195,755,875
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	640,487	518,679
Net assets available for benefits as reported on the Form 5500	$252,271,389	$196,274,554

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012 and 2011

10. Reconciliation of the Financial Statements to the Form 5500 (continued)

The following is a reconciliation of investment income from investments as reported in the financial statements to the amounts reported on the Form 5500:

Year Ended
December 31, 2012

Interest and dividends from investment accounts	$5,429,164
Net appreciation in fair value from investment accounts	18,949,114
Investment income from investments as reported in the financial statements	24,378,278
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	121,808

Investment income from investments as reported on the Form 5500	$24,500,086

The following is a reconciliation of the Plan’s transfers from affiliated plan reported in the financial statements to the amounts reported on the Form 5500:

Year Ended
December 31, 2012

Statement of changes in net assets available for benefits:
Transfers from affiliated plan	$25,782,520
Less deemed default notes receivable from participants	44,421

Transfers from affiliated plan as reported on the Form 5500	$25,738,099

SUPPLEMENTARY FINANCIAL INFORMATION

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Plan No. 202     EIN:  25-0464690

Schedule H, Line 4i—Schedule of Assets Held at

December 31, 2012

(a)	(b)		(d)	(e)
	Identity of Issue, Borrower,	(c)		Current
	Lessor, or Similar Party	Description of Investment	Cost	Value

*	Employer stock fund	EQT securities - common stock	(a)	$ 46,461,110
*	Fidelity Managed Income Portfolio II	Common/collective trust	(a)	23,617,045
	MFS Massachusetts Investors Growth Stock Fund	Mutual fund	(a)	17,155,975
	PIMCO Total Return Institutional Fund	Mutual fund	(a)	14,030,227
	Oppenheimer Developing Markets Fund A	Mutual fund	(a)	13,418,050
*	Fidelity Freedom K 2025 Fund	Mutual fund	(a)	12,298,313
	AF Washington Mutual Investors Fund R6	Mutual fund	(a)	11,569,147
*	Fidelity Diversified International Fund Class K	Mutual fund	(a)	9,695,206
*	Fidelity Freedom K 2020 Fund	Mutual fund	(a)	9,228,007
*	Fidelity Freedom K 2040 Fund	Mutual fund	(a)	8,910,924
*	Fidelity Contrafund Class K	Mutual fund	(a)	8,712,300
*	Fidelity Balanced Fund Class K	Mutual fund	(a)	8,428,872
*	Fidelity Freedom K 2030 Fund	Mutual fund	(a)	8,195,101
*	Fidelity Freedom K 2035 Fund	Mutual fund	(a)	8,024,960
*	Fidelity Freedom K 2015 Fund	Mutual fund	(a)	7,364,505
*	Fidelity Freedom K 2045 Fund	Mutual fund	(a)	6,705,670
	GS Growth Opportunities Institutional Fund	Mutual fund	(a)	5,011,379
*	Fidelity Freedom K 2050 Fund	Mutual fund	(a)	5,005,158
	American Beacon Small-Cap Value Fund	Mutual fund	(a)	4,721,706
	PIMCO High Yield Admin Fund	Mutual fund	(a)	3,923,279
*	Spartan 500 Index Fund	Mutual fund	(a)	3,649,658
	GS Mid Cap Value Institutional Fund	Mutual fund	(a)	3,515,734
*	Fidelity US Treasury Money Market Fund	Money market	(a)	3,170,527
*	Fidelity Stock Selector Small Cap	Mutual fund	(a)	2,682,625
*	Spartan Total Market Index	Mutual fund	(a)	2,146,489
*	Fidelity Freedom K 2010 Fund	Mutual fund	(a)	1,487,460
*	Fidelity Freedom K Income Fund	Mutual fund	(a)	633,905
*	Fidelity Freedom K 2055 Fund	Mutual fund	(a)	261,904
*	Fidelity Freedom K 2005 Fund	Mutual fund	(a)	255,797
*	Notes receivable from participants	Participant loans - 4.25% to 9.75% **	-	1,864,488

				$252,145,521

(a)	Cost information not required as per Special Rule for certain participant-directed transactions.
*	Party in interest to the Plan.
**	Maturities extend through year 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration Committee

June 19, 2013

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	21